FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending February 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA. THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE, OF THE SECURITIES REFERRED TO HEREIN IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

GLAXOSMITHKLINE PLC ("GSK") LAUNCHES ACCELERATED BOOKBUILD OFFERING OF GENMAB A/S ("GENMAB") SHARES

London, 4 February 2015 - GSK announces an offering of up to 4,471,202 shares in Genmab by way of an accelerated book-building process to institutional investors (the "Placing"). The books for the Placing will open with immediate effect.

GSK currently holds 4,471,202 shares in Genmab, which represents GSK's entire shareholding of approximately 7.9 per cent of the share capital of Genmab.

Since the announcement of the sale of GSK's marketed Oncology portfolio to Novartis, GSK has considered its stake in Genmab to be a non-core asset.

Deutsche Bank AG, London Branch is acting as Sole Bookrunner for the Placing.

GSK expects to announce the outcome of the Placing on or about 5 February 2015.

V A Whyte
Company Secretary
4 February 2015

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

Disclaimer

THE PLACING AND THE DISTRIBUTION OF THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN THAT WOULD PERMIT THE PLACING OR DISTRIBUTION OF THIS ANNOUNCEMENT IN ANY JURISDICTION WHERE ACTION FOR SUCH PURPOSE IS REQUIRED.
PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. ANY FAILURE TO COMPLY WITH SUCH RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THERE IS NO INTENTION TO REGISTER ANY SECURITIES REFERRED TO HEREIN IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES. ANY SECURITIES SOLD IN THE UNITED STATES WILL BE SOLD ONLY TO QUALIFIED INSTITUTIONAL BUYERS (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT).

WITH RESPECT TO THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHICH HAVE IMPLEMENTED DIRECTIVE 2003/71/EC AS AMENDED (TOGETHER WITH ANY APPLICABLE IMPLEMENTING MEASURES IN ANY MEMBER STATE, THE "PROSPECTUS DIRECTIVE") (EACH A "RELEVANT MEMBER STATE"), NO ACTION HAS BEEN UNDERTAKEN OR WILL BE UNDERTAKEN TO MAKE AN OFFER TO THE PUBLIC OF THE SECURITIES REFERRED TO HEREIN REQUIRING A PUBLICATION OF A PROSPECTUS IN ANY RELEVANT MEMBER STATE. AS A RESULT, THESE SECURITIES MAY ONLY BE OFFERED OR SOLD IN ANY RELEVANT MEMBER STATE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE.

THIS ANNOUNCEMENT IS ONLY ADDRESSED TO, AND DIRECTED AT, PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE "QUALIFIED INVESTORS" WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE ("QUALIFIED INVESTORS").

IN THE UNITED KINGDOM, THIS ANNOUNCEMENT IS DIRECTED ONLY AT, QUALIFIED INVESTORS WHO ARE (I) PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN THE DEFINITION OF "INVESTMENT PROFESSIONALS" IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE "ORDER"), OR (II) HIGH NET WORTH ENTITIES FALLING WITHIN ARTICLE 49(2) OF THE ORDER, OR (III) OTHER PERSONS TO WHOM IT MAY LAWFULLY BE COMMUNICATED ("RELEVANT PERSONS"). UNDER NO CIRCUMSTANCES SHOULD PERSONS WHO ARE NOT RELEVANT PERSONS RELY OR ACT UPON THE CONTENTS OF THIS ANNOUNCEMENT. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IN THE UNITED KINGDOM IS AVAILABLE ONLY TO, AND WILL BE ENGAGED ONLY WITH, RELEVANT PERSONS.

IN DENMARK, THIS ANNOUNCEMENT IS DIRECTED ONLY AT PERSONS WHO ARE QUALIFIED INVESTORS.

THIS ANNOUNCEMENT DOES NOT REPRESENT THE ANNOUNCEMENT OF A DEFINITIVE AGREEMENT TO PROCEED WITH THE PLACING AND, ACCORDINGLY, THERE CAN BE NO CERTAINTY THAT THE PLACING WILL PROCEED. GSK RESERVES THE RIGHT NOT TO PROCEED WITH THE PLACING OR TO VARY THE TERMS OF THE OFFERING IN ANY WAY.

DEUTSCHE BANK AG, LONDON BRANCH, WHICH IN THE UK IS AUTHORISED BY THE PRUDENTIAL REGULATORY AUTHORITY AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY AND THE PRUDENTIAL REGULATORY AUTHORITY IS ACTING FOR GSK AND FOR NO ONE ELSE IN CONNECTION WITH THE TRANSACTION AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN GSK FOR PROVIDING THE PROTECTIONS AFFORDED TO CUSTOMERS OF DEUTSCHE BANK AG, LONDON BRANCH OR FOR AFFORDING ADVICE IN RELATION TO THE TRANSACTION, THE CONTENTS OF THIS ANNOUNCEMENT OR ANY TRANSACTION, ARRANGEMENT OR OTHER MATTER REFERRED TO IN THIS ANNOUNCEMENT. DEUTSCHE BANK AG, LONDON BRANCH MAY PARTICIPATE IN THE TRANSACTION ON A PROPRIETARY BASIS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 05, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc